Cybin Announces Streamlined Clinical Alignment

- Company streamlining to fully focus on achieving near-term, mid-term and long-term clinical milestones -

This news release constitutes a “designated news release” for the purposes of
Cybin’s prospectus supplement dated August 8, 2022 to its short form base shelf prospectus dated July 5, 2021
TORONTO, CANADA – February 22, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics® today announced a streamlining plan aimed at maximizing the Company’s operating efficiency and to allow the Company to focus on critical clinical trials.
Based on anticipated cost savings from the streamlining exercise and the Company’s ongoing and previously announced US$35 million At-The-Market (“ATM”) equity program, management believes the Company will be better positioned for both near-term and long-term success. The Company anticipates these cost savings will result in a decrease in its historical annual cash burn rate by millions of dollars, while Cybin continues to push forward on all core clinical initiatives.
Today, the Company has released approximately 15% of its workforce that previously held roles that were not of a clinical priority or were not directly involved with any of the Company’s clinical trial initiatives. As a result of the headcount reductions, the Company expects to generate cost savings from reducing operating expenses.
The Company has evolved from the discovery-stage into clinical-stage operations, and this prioritized clinical alignment allows the Company to, among other things, leverage intellectual property generated from its discovery efforts for clinical development, and focus on clinical execution.

“The Company has made the prudent decision to evaluate every role within its workforce, including whether certain tasks could be performed more efficiently while ensuring that the Company’s core clinical activities continue to be robustly supported and resourced. We appreciate the significant contributions of our employees and the hard work they performed for the Company and understand the impact that this difficult decision has on them. We are committed to maintaining a lean organization and will continue to make clinical trial execution in support of our proprietary molecules our top priority” said Doug Drysdale, Chief Executive Officer of Cybin.
The Company’s actions today are expected to better support upcoming value-driving clinical milestones and the development of the Company’s differentiated therapeutics for mental health disorders. The Company continues to pursue the goal of bringing improved therapeutic options to patients in need.
The Company reminds investors that it will host a virtual R&D Day on Tuesday, February 28, 2023, from 10:00 a.m. ET to 11:30 a.m. ET. The event, which will be hosted by Cybin’s leadership team, will provide a progress update on the Company’s development pipeline of differentiated psychedelic-based therapeutics, including CYB003 and CYB004. Specifically, the Company plans to provide an interim readout from the ongoing Phase 1/2a study evaluating CYB003, an update from the ongoing Phase 1 exploratory CYB004-E trial evaluating IV N,N-dimethyltryptamine and a review of its clinical development program evaluating CYB004. Cybin is evaluating CYB003 for the treatment of major depressive disorder and CYB004 is being evaluated for the treatment of generalized anxiety disorder.
To participate in the event, please click here to register and access the live webcast. A Q&A session for the investment community will follow the prepared remarks. The archived webcast will also be available on the Company’s investor relations website page following the event on the Events & Presentations page.

About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the ATM program; the Company’s expectation to generate costs savings on a run rate basis as a result of its streamlining efforts; the Company’s pursuit of bringing improved therapeutic options to patients in need; the Company’s better support for upcoming value-driving clinical milestones and the development of the Company’s differentiated therapeutics; the Company’s ability to preserve its cash position; the Company’s ability to raise additional funds under the ATM program or otherwise; the Company’s plans to provide an interim readout from the CYB003 Phase 1/2a study; the Company’s plans to provide an update on the CYB004-E trial and the CYB004 program; the Company’s anticipated results of CYB003 and CYB004; the Company’s ability to reduce its historical annual cash burn by millions of dollars as a result of its transition from the discovery stage into clinical stage operations and corresponding headcount reductions; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2022, the Company’s annual information form for the year ended March 31, 2022, and the Company’s listing statement dated November 9, 2020 which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward- looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward- looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Non-GAAP Financial Measures

In this press release, Cybin refers to certain non-GAAP financial measures, including annual cash burn rate. These measures do not have any standardized meaning in accordance with GAAP and may not be comparable to similar measures presented by other companies. Cybin considers certain non-GAAP measures to be meaningful indicators of the performance of its business. These measures are not recognized measures under GAAP, do not have a standardized meaning prescribed by GAAP and may not be comparable to (and may be calculated differently by) other companies that present similar measures. Accordingly, these measures should not be considered in isolation from nor as a substitute for the Company’s financial information reported under GAAP.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor & Media Contact:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-460